UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )

Aveanna Healthcare Holdings Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

05356F105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of reporting persons BCPE Eagle Investor, LP
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 81,600,880 shares of Common Stock
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 81,600,880 shares of Common Stock

9	Aggregate amount beneficially owned by each reporting person 81,600,880 shares of Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 44.3%
12	Type of reporting person PN

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Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Aveanna Healthcare Holdings Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 400 Interstate North Parkway SE, Atlanta, Georgia 30339.

Item 2(a). Name of Person Filing

This Schedule 13G is being filed by BCPE Eagle Investor, LP, a Delaware limited partnership (the “Reporting Person”).

Bain Capital Fund XI, L.P., a Cayman Islands exempted limited partnership (“Fund XI”), is the sole member of BCPE Eagle GP, LLC, a Delaware limited liability company (“BCPE Eagle GP”), which is the general partner of the Reporting Person. Bain Capital Partners XI, L.P., a Cayman Islands exempted limited partnership (“Partners XI”), is the general partner of Fund XI. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI” and collectively with the Reporting Person, BCPE Eagle GP, Fund XI and Partners XI, the “Bain Capital Entities”), is the general partner of Partners XI. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person. Voting and investment decisions with respect to securities held by the Bain Capital Entities are made by the managing directors of BCI.

Item 2(b). Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c). Citizenship

Each of the Reporting Person, BCPE Eagle GP and BCI is organized under the laws of the State of Delaware. Each of Fund XI and Partners XI is organized under the laws of the Cayman Islands.

Item 2(d). Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e). CUSIP Number

The CUSIP number of the Common Stock is 05356F105.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

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(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4. Ownership

(a) Amount beneficially owned:

As of the close of business on December 31, 2021, the Reporting Person held 81,600,880 shares of Common Stock, representing approximately 44.3% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 184,164,184 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

PSA Healthcare Investment Holding LLC, J.H. Whitney VII, L.P., PSA Iliad Holdings LLC, JHW Iliad Holdings LLC and JHW Iliad Holdings II, LLC (collectively, the “J.H. Whitney Parties”) are, together with the funds and entities affiliated with Bain Capital Investors, LLC (the “Bain Capital Parties”), parties to a stockholders’ agreement (the “Stockholders Agreement”) with respect to their respective investments in the Issuer. Among other things, the Stockholders Agreement obligates the J.H. Whitney Parties and the Bain Capital Parties to vote their shares of the Issuer’s common stock in favor of each other’s director nominees and coordinate transfers of their respective shares of the Issuer’s common stock. By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Person and the J.H. Whitney Parties may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on available information, such a “group” would be deemed to beneficially own approximately 136,032,229 shares, which represents approximately 73.86% shares of the Issuer’s common stock, calculated pursuant to Rule 13d-3. The Reporting Person expressly disclaims beneficial ownership of, and the responses to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect, any shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own solely by reason of the Stockholder’s Agreement.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or direct the vote:

81,600,880

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

81,600,880

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

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Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 14, 2022	BCPE Eagle Investor, LP

	By:	BCPE Eagle GP, LLC,
its general partner

	By:	/s/ Michael D. Ward
Name: Michael D. Ward
Title: Authorized Signatory